January 25, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig Wilson
David Edgar

	Re:	Quantum Corporation
Review of Form 10-K for the fiscal year ended March 31, 2006, Filed June 12, 2006
File No. 001-13449

Ladies and Gentlemen:

Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated January 10, 2007 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2006, filed June 12, 2006.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Policies

Goodwill and Intangible Assets, Page 32

1.	We note your disclosure that goodwill is reviewed for impairment on an annual basis. Tell us, and in future filings consider disclosing, your annual goodwill impairment evaluation date and identify your reporting units.

Response:

The Company’s annual goodwill impairment valuation date is March 31. For fiscal 2006, we had two reporting units, the Tape Drive reporting unit and the Storage Systems reporting unit. We will disclose the goodwill impairment evaluation date and identify our reporting units in future filings.

As of April 1, 2006 the Company has only one reportable segment.

Consolidated Financial Statements

Consolidated Statements of Operations, Page 50

2.	We note your classification of a loss on litigation settlement as a non-operating cost. Based on disclosures under Note 14, it appears this cost relates to additional consideration paid to StorageTek for a license granted to you. Please explain in reasonable detail your basis for classifying the cost as non-operating when it appears to be operating in nature.

Response:

The total StorageTek (STK) settlement was $25 million. Pursuant to the settlement, STK withdrew its lawsuit and provided a cross license to Quantum for six patents. Of these six patents, two were related to the lawsuit, two were specifically identified and not related to the lawsuit and two were undesignated (i.e., Quantum has the ability to designate them at a future time).

The purpose of the settlement from Quantum’s perspective was cost avoidance (as described below) rather than the receipt of future value. Regarding the two patents related to the lawsuit, Quantum believes they are invalid and that Quantum does not need to use them to protect existing or future products. The other two patents designated in the patent cross licenses were inserted at STK’s insistence as part of the settlement and the Company does not believe them to be of current or future value. Management has no plans to incorporate any additional STK patented intellectual property into future products and thus believes the undesignated patents to have no current or future value.

However, Quantum did engage a third party to estimate the fair value of the four patents that were designated in the cross license agreement. It was determined through this valuation that the two patents identified in the lawsuit did have future economic value, and the Company capitalized the fair value of these rights. The estimated fair value of these rights was recorded as purchased technology in the Consolidated Balance Sheet, amortized over the intellectual property’s estimated useful life and the amortization expense was reported in cost of revenue in the Consolidated Statement of Operations. There was no assigned future economic value to the two patents that were specifically identified but not related to the lawsuit or the two undesignated patents since, as mentioned above, the Company has no plans to incorporate the patented intellectual property in future products.

The amount related to the settlement classified as non-operating expense has no future benefit. The Company agreed to the settlement and related payments because the potential cost of losing the litigation was significant and litigation is inherently uncertain. Quantum management did not want to risk a judgment in favor of STK on either the validity or the infringement of the patents. Quantum management felt it was in the best interest of the Company and its shareholders to settle the lawsuit and avoid the threat of a jury trial, and that the settlement cost reported as non-operating was not a result of normal operations.

Notes to Consolidated Financial Statements

Note 13: Income Taxes, Page 73

3.	We note that you increased your income tax valuation allowance by approximately $64 million during the year ended March 31, 2006. Please clarify for us where the offsetting charge is recorded in your financial statements.

Response:

Quantum had an increase in Deferred Tax Assets (DTA) of approximately $18 million and a decrease in Deferred Tax Liabilities (DTL) of approximately $46 million that resulted in a $64 million increase to net DTA on the Consolidated Balance Sheet and a net $64 million to income tax provision (benefits). Quantum maintains a full Valuation Allowance (VA) on its net US DTAs because their realization is not more likely than not. The VA increased during the fiscal year for unbenefitted current year losses and credits, as shown in the rate reconciliation, and also because of the distribution of $167 million of foreign subsidiary earnings pursuant to the repatriation provisions of the American Jobs Creation Act of 2004, upon which full residual US income taxes had been provided, as described in the tax footnote. In essence, tax expense was reduced by elimination of the DTL on unremitted subsidiary earnings, but increased by a like amount because the reduction in the DTL necessitated an increase in the VA. We will provide additional detailed disclosure in future filings should there be a material change in our VA.

Note 16: Business Segment Information and Geographic Information, Page 77

4.

We note that your Storage Systems Segment incurred operating losses of approximately $53 million, $39 million and $58 million for the fiscal years ended March 31, 200[6], 2005 and 2004, respectively. We further note that the Storage Systems Segment contained goodwill of approximately $23 million and intangible assets of approximately $19 million as of March 31, 2006. In view of the recent cumulative operating losses, please clarify how you concluded that impairment of goodwill and intangible assets in the Storage System Segment was not required as of March 31, 2006. Tell us the cash provided by, or used in, operations for each segment in the years 2004, 2005, and 2006. Further, please provide reasonably detailed summaries of your goodwill and other intangible assets impairment evaluations for both of your segments and relate the combined valuations of your segments to the Company’s market capitalization. Refer to paragraph 36 of SFAS 142 for goodwill and paragraph 8(e) of SFAS 144 for other intangible assets. We may have further comment.

Response:

Quantum does not prepare separate statements of cash flows for the two segments. Management estimated cash flow forecasts for the SFAS 142 and SFAS 144 analysis. As part of the annual impairment test under SFAS 142, Quantum performed an analysis to estimate the fair value of QSS and Tape Drive, collectively the (“Reporting Units”), as of March 31, 2006 (the “Valuation Date”) to assess whether the fair value of the Reporting Units exceeded their respective carrying values including goodwill. Management performed its own valuation for the annual test, and in connection with that test, engaged Duff & Phelps, LLC (“Duff & Phelps”), an independent valuation advisory firm, to review and comment on the valuation methodologies and approaches utilized in management’s analysis. In addition, Duff & Phelps provided valuation consulting services with respect to the application of SFAS 144 as of the Valuation Date, for various long-lived assets (the “Subject Assets”) of QSS. The recoverability of the QSS Reporting Unit should be tested since QSS experienced a current-period operating loss, had a history of operating losses and a forecast that demonstrates continuing losses associated with the use of the QSS long-lived assets.

No events or changes in circumstances in the current-period and recent history indicate that the carrying value of Tape Drive long-lived assets may not be recoverable as of March 31, 2006. Management determined it was not required to perform impairment testing pursuant to SFAS 144 for the long lived intangible assets for the Tape Drive Reporting Unit.

As it relates to the SFAS 144 test for the long lived intangible assets of QSS, management prepared a current budget and long term operating plan for QSS. The same forecast for QSS was utilized in both the SFAS 142 and 144 tests. Further estimates were made to determine the total undiscounted cash flows attributable to the acquired intangible assets. For example, management estimated that approximately 49% of the current service contract revenues were attributable to the acquired products/technologies. Thus, 49% of the service contract revenues were projected as a current base amount, and then an 85% annual retention rate (based on historical experience) was applied prospectively over the projection period. Costs, expenses, taxes, and certain charges/returns for other contributory assets (property, plant, and equipment, working capital, assembled workforce) were applied to arrive at the undiscounted cash flows attributable to the acquired intangible assets. Based on this analysis, the total undiscounted cash flow was estimated to be $33.40 million which is greater than the carrying value of $19.36 million of intangible assets.

SFAS 144 Long-Lived Assets Impairment Test

QSS Reporting Unit

As of March 31, 2006

(in thousands)

Sum of Undiscounted Cash Flows
Intangible Assets:
Patents/Core Technology	$1,300
Service Agreements & Related Relationships	31,300
Trademarks	800

Total identified intangible assets	$33,400
Total net book value of intangible assets	19,358

Difference	$14,042

SFAS 144: Step 1 Conclusion	Pass

As it relates to the SFAS 142 test, management used the Market Approach (market comparable method) and the Income Approach to estimate the fair value of the Reporting Units.

SFAS Goodwill Impairment Test of the Reporting Units

As of March 31, 2006

(in thousands)

	QSS	TapeDrive
Income Approach	$161,800	$498,300
Market Approach (Market Comparable)	202,700	536,000

Concluded Fair Value (1)	172,000	507,700
Carrying Value	128,434	153,037

Net Difference	$43,566	$354,663

Impairment Test Results	Pass	Pass

(1)	Concluded fair value is based on 75% - 25% weighting to Income Approach and Market Approach, respectively.

In the application of the Income Approach (discounted cash flow method), management utilized QSS’ current annual operating plan and long term outlook. A Weighted Average Cost of Capital (“WACC”) of 13% was utilized to discount the cash flows. The WACC was based on application of the Capital Asset Pricing Model (“CAPM”) and incorporated industry participants including Quantum, Advanced Digital Information Corporation (“ADIC”), MTI Technology Corporation (“MTIC”), and Qualstar (“QBAK”). The companies were chosen as comparable companies as they reflect QSS’ primary competitors in the automated tape library and storage solutions industry. A 3% terminal growth rate over the discrete projection period and the 13% WACC were used to estimate the residual value. The results of the Income Approach indicated a value of $161.8 million for QSS. Management’s assessment also considered certain sensitivity analysis.

In addition, management considered a Market Approach for QSS. Management has calculated market revenue multiples to which it applied QSS’ results and projections. First, management considered market value of invested capital less cash, short-term and long-term investments (“Adjusted MVIC”) divided by latest twelve months’ revenue (“Adjusted MVIC/LTM Revenue”). Second, management considered Adjusted MVIC divided by estimated future twelve months’ revenue (“Adjusted MVIC/FTM Revenue”). The trading multiples ranged from .3X revenue to .8X revenue (with Quantum trading at the high end of the range of .8X revenue). A median of .6X revenue was applied to the LTM and FTM projected revenues of QSS. The Market Approach indicated a value of $202.7 million for QSS.

Management results indicated a fair value of equity based on the Income Approach and a value based on the Market Approach. After computing estimated fair values under the Income and Market Approaches, management applied a weighting to each of these two valuation methodologies to arrive at a deemed fair value of $172.0 million for QSS. This estimate of value is greater than the carrying value of net assets “equity” of $128.4 million for QSS and therefore management concluded that no impairment of goodwill existed as of March 31, 2006.

Management also prepared an Income Approach and Market Approach for its Tape Drive Reporting Unit. The concluded fair value of the Tape Drive Reporting Unit was $507.7 million. By summing the indicated fair values of each reporting unit and converting to a per share value, management was able to reconcile the concluded value to Quantum’s market capitalization. Management calculated the concluded equity price (marketable, controlling basis) of $3.61 by summing the fair value (adjusted for unallocated debt and cash) of the Reporting Units divided by Quantum’s shares outstanding of 187.3 million as of the Valuation Date.

Management compared the $3.61 concluded equity price to Quantum’s $3.74 market share price (marketable, minority basis) as of the Valuation Date. The concluded share price of $3.61 represents an implied discount of approximately 3.6% compared to Quantum’s market share price.

Stock Price	Sum of Reporting Units
Concluded Fair Value	$679,700
Unallocated Cash, Investments & Interest-Bearing Debt	(4,239)

Consolidated Quantum	$675,461
Shares Outstanding	187,300

Concluded Share Price (Marketable, Controlling Basis)	$3.61

March 31, 2006
Concluded Share Price (Marketable, Controlling Basis)	$3.61
Quantum Share Price (Marketable, Minority Basis)	$3.74
Premium to Market	-3.6%

In addition, the concluded share price represents an implied discount of approximately 9.8% to Lehman Brothers’ minority price target of $4.00. Thus, Quantum management concluded that the determined values of the business units in aggregate appear reasonable.

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 895-3187. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 895-3370. Thank you for your assistance.

Sincerely,

/s/ JON GACEK
Jon W. Gacek
Executive Vice President and Chief Financial Officer
Quantum Corporation